02 OCT 28 AM 11:30

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

02060023

24th October 2002

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

SUPPL

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

- Notification of interest of directors and connected persons

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1446.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

dlw 11/27

f:\users\companysecretarial\cherylb\securities\021024 lse.doc

Westgate London W5 1UA
Direct tel: +44 (0) 208 967 4655
Direct fax:+44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

FACSIMILE

Date	21 October 2002
To	London Stock Exchange Company Announcements Office –0207 588 6057
Pages	3
Copies	Securities and Exchange Commission **by** DHL Zafar Aziz, Bank of New York (London) – 0207 893 6028 Steven Kim, Bank of New York (US)- 001 212 571 3050.
From	**Judith George**

Dear Sirs

Notification of interest of directors and connected persons
AVS number: 846453

I attach announcement in relation to the purchase of Taylor Nelson Sofres plc shares by Mourant & Co Trustees in their capacity as Trustees of the ESOP.

Yours faithfully

Ian Portal

Registered in England No. 912624

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 846453

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	**2.** Name of director TRUSTEES FOR TNS plc: MOURANT & CO TRUSTEES LIMITED
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) MOURANT & CO TRUSTEES LIMITED
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) SEE 2. ABOVE	**6.** Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary PURCHASE OF SHARES BY TRUSTEES ON BEHALF OF TNS plc

7. Number of shares/amount of stock acquired 500,000 250,000	**8.** Percentage of issued class 0.19%	**9.** Number of shares/amount of stock disposed N/A	**10.** Percentage of issued class N/A
11. Class of security ORDINARY SHARES: 5 pence each	**12.** Price per share PRICES PAID 500,000 : 143p 250,000: 157p	**13.** Date of transaction 500,000: 18 October 2002 250,000: 21 October 2002	**14.** Date company informed 21 October 2002

15. Total holding following this notification 7,146,811	**16.** Total percentage holding of issued class following this notification 1.83%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant N/A	**18.** Period during which or date on which exercisable N/A
19. Total amount paid (if any) for grant of the option N/A	**20.** Description of shares or debentures involved: class, number N/A
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise N/A	**22.** Total number of shares or debentures over which options held following this notification N/A

23. Any additional information	24. Name of contact and telephone number for queries
On 21 October 2002, the Trustees for the TNS plc Employee Benefit Trust Long Term Incentive Plan informed the company that a total of 750,000 shares were purchased on the transaction dates mentioned above. The following directors are members of the aforementioned Long Term Incentive Plan – ANTONY BRIAN COWLING MICHAEL ANTHONY KIRKHAM DAVID SOUTAR LOWDEN	JUDITH GEORGE, TEL: 07734 044320

25. Name and signature of authorised company official responsible for making this notification
IAN PORTAL, GROUP COMPANY SECRETARY: TEL 07736 613847

Date of notification 21 OCT 2002

~~Company Announcements Office, Old Broad Street, London EC2N 1HP~~
~~Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**~~
~~Enquiries: Company Monitoring; UK Listing Authority~~